Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 21, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018

Dear Ms. Browning:

This amendment is being filed pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of December 21, 2012 regarding Pre-Effective Amendment No. 2 to the Trust’s information statement filing on Form N-14.  The Form N-14 information statement was filed pursuant to Rule 145 under the 1933 Act on November 19, 2012 for the purpose of merging the Buffalo China Fund (the “China Fund” or the “Target Fund”), a series of the Trust, into the Buffalo International Fund (the “International Fund” or the “Acquiring Fund”), also a series of the Trust.  The Trust also filed Pre-Effective Amendments Nos. 1 and 2 to the information statement on Form N-14 for the purpose of responding to Staff comments and to file exhibits.  The Trust is filing this Pre-Effective Amendment No. 3 with the revisions discussed herein in response to your comments provided on December 21, 2012.

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that this Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N-14 this day, December 21, 2012, be accelerated to become effective today, December 21, 2012.

Pursuant to Rule 461(a) under the 1933 Act, enclosed is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N-14 be accelerated to Friday, December 21, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.
Staff Comment:  Please revise disclosure in the first bullet in the list of factors considered by the Board of Trustees in approving the Reorganization on Page 15 of the information statement to remove the reference to “substantially similar” investment strategies of the Funds.

Response:  The Trust responds by revising the applicable disclosure in the first bullet point on Page 15 of the information statement to read “The Target Fund and the Acquiring Fund have the same investment objective of long-term growth of capital.”

2.
Staff Comment: Please add a statement adjacent to disclosures in the information statement regarding anticipated economies of scale resulting from the Reorganization to the effect that it is possible that such economies of scale might not be realized.

Response:  The Trust responds by adding the following statement adjacent to the applicable disclosures in the information statement:

“While it is anticipated that the International Fund may experience increased economies of scale as a result of the Reorganization, it is possible that such economies may not be realized.”

3.	Staff Comment: Please include in Item 17 section of Part C an undertaking with respect to the filing of the tax opinion in a post-effective amendment upon the closing of the reorganization.

Response:  The Trust responds by adding the following undertaking to Item 17 in Part C of the enclosed amendment:

“The undersigned Registrant agrees to file by Post-Effective Amendment the opinion and consent of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 upon the closing of the Reorganization.”

*     *     *     *     *     *

I trust that the above response and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 21, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303
Form N-14 - Reorganization of Buffalo China Fund into the Buffalo International Fund

Dear Ms. Browning:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Trust’s Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N-14 on November 19, 2012 on behalf of the Buffalo China Fund and the Buffalo International Fund, be accelerated to Friday, December 21, 2012.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ James R. Schoenike

James R. Schoenike
President